SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

American Locker Group Incorporated

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

027284108

(CUSIP Number)

Paul B. Luber

704 Tenth Avenue

Grafton, Wisconsin 53024

(262) 377-5420

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), Rule 240.13d-1(f) or Rule 240.13d-1(g), check the following box [x].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SC 13D

CUSIP No. 027284108		Page 2 of 4 Pages
1		NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Paul B. Luber
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 84,227
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 84,227
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,227
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14		TYPE OF REPORTING PERSON IN

SC 13D

CUSIP No. 027284108	Page 3 of 4 Pages

Item 1.

Security and Issuer

This statement relates to the common stock, $1.00 par value (the “Common Stock”), of American Locker Group Incorporated, a Delaware corporation (the “Company”), whose principal executive offices are located at 815 South Main Street, Grapevine, Texas 76051.

Item 2.

Identity and Background

(a)-(c)

This statement is being filed by Paul B. Luber.  Mr. Luber is the Chief Executive Officer of The Jor-Mac Company, Inc., a contract manufacturer of metal fabrications and related assemblies.  The principal business address of Mr. Luber and The Jor-Mac Company, Inc. is 704 Tenth Avenue, Grafton, Wisconsin 53024.

(d) & (e)

During the past five years, Mr. Luber has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Luber is a citizen of the United States of America.

Item 3.

Source and Amount of Funds or Other Consideration

Mr. Luber has purchased 84,227 shares of Common Stock for a total of $367,339.21, the amount of which was paid in personal funds of Mr. Luber.  Of the 84,227 shares of Common Stock, 2,000 shares were purchased on December 6, 2007, and 5,000 shares were purchased on December 7, 2007.

Item 4.

Purpose of Transaction

Mr. Luber acquired the shares of Common Stock for investment purposes and intends to review his investment in the Company on a continuing basis.  From time to time, Mr. Luber’s review of his investment in the Company may result in a change of Mr. Luber’s investment intent.  Except as described in this Item 4, Mr. Luber does not currently have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4, of Schedule 13D.

Mr. Luber has proposed to meet with a committee of the board of directors of the Company to discuss strategic opportunities, including those items outlined in the letter to the board of directors of the Company filed with this statement as Exhibit No. 1.  One proposal is the possibility of a capital infusion for the Company, which may include the acquisition of additional Common Stock or other securities of the Company.  Mr. Luber reserves all rights with respect to any future plans or proposals.

Item 5.

Interest in Securities of the Issuer

(a)

See cover sheets.

(b)

See cover sheets.

(c)

Except as set forth in this Schedule 13D, Mr. Luber has not effected any transactions in Common Stock during the past 60 days.

(d)

See cover sheets.

(e)

Not applicable.

SC 13D

CUSIP No. 027284108	Page 4 of 4 Pages

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Luber and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to Be Filed as Exhibits

Exhibit No.

                                                      Description

1

Letter to the Board of Directors of American Locker Group, Inc. dated January 17, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2008

Paul B. Luber

By: /s/ Paul B. Luber

        Paul B. Luber

4